Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in net assets per share resulting from operations for the year ended December 31, 2014:

Numerator for decrease in net assets per share – basic:	(2,062,771)
Denominator for basic weighted average shares:	19,320,100
Loss per share – basic:	(0.11)
Numerator for decrease in net assets per share – diluted:	(2,062,771)
Denominator for basic weighted average shares:	19,320,100
Loss per share – diluted:	(0.11)